Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-223199-01) of Simon Property Group, L.P. and in the related Prospectus of our reports dated February 25, 2021, with respect to the consolidated financial statements and schedule of Simon Property Group, L.P. and the effectiveness of internal control over financial reporting of Simon Property Group, L.P., included in this Annual Report (Form 10-K) of Simon Property Group, L.P. for the year ended December 31, 2020.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2021